UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Lumber Liquidators Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

55003T107
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names Of Reporting Person Neil Gagnon

2.	check the appropriate box if a group		(a) ☐ (b) ☒
3.	sec use only

4.	citizenship or place of organization USA
number of shares beneficially owned by each reporting person with:	5.	sole voting power		113,758
	6.	shared voting power		1,549,243
	7.	sole dispositive power		113,758
	8.	shared dispositive power		1,724,531
9.	aggregate amount beneficially owned by each reporting person			1,838,289
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)			☐
11.	percent of class represented by amount in row (9)			6.4%
12.	type of reporting person (See Instructions)			IN

CUSIP No. 55003T107	13G/A	Page 3 of 6
Item 1.

(a)	Name of Issuer:	Lumber Liquidators Holdings, Inc.

(b)	Address of Issuer’s Principal	3000 John Deere Road
	Executive Offices:	Toano, Virginia 23168

Item 2.

(a)	Name of Person Filing:

Neil Gagnon has sole voting and dispositive power over 113,758 shares of the Issuer’s Common Stock, par value $0.001 per share (the “common stock”). In addition, Mr. Gagnon has shared voting power over 1,549,243 shares of common stock and shared dispositive power over 1,724,531 shares of common stock.

Mr. Gagnon is the managing member and principal owner of Gagnon Securities LLC (“GS”), an investment adviser registered with the U.S. Securities and Exchange Commission (“SEC”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and a registered broker-dealer, in its role as investment manager to several customer accounts, foundations, partnerships and trusts (collectively, the “Accounts”) to which it furnishes investment advice. GS and Mr. Gagnon may be deemed to share voting power with respect to 1,191,132 shares of common stock held in the Accounts and dispositive power with respect to 1,361,906 shares of common stock held in the Accounts. GS and Mr. Gagnon expressly disclaim beneficial ownership of all securities held in the Accounts.

Mr. Gagnon is also the Chief Executive Officer of Gagnon Advisors, LLC (“Gagnon Advisors”), an investment adviser registered with the SEC under the Advisers Act. Mr. Gagnon and Gagnon Advisors, in its role as investment manager to Gagnon Investment Associates, LLC (“GIA”), a private investment fund, may be deemed to share voting and dispositive power with respect to the 313,243 shares of the Issuer’s common stock held by GIA. Gagnon Advisors and Mr. Gagnon expressly disclaim beneficial ownership of all securities held by GIA.

(b)	Address of Principal Business Office	1370 Avenue of the Americas, 24th Floor
	or, if none, Residence:	New York, NY 10019

(c)	Citizenship:	USA

(d)	Title of Class of Securities:	Common Stock, par value $0.001 per share

(e)	CUSIP Number:	55003T107

CUSIP No. 55003T107	13G/A	Page 4 of 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____

CUSIP No. 55003T107	13G/A	Page 5 of 6
Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	1,838,289

(b)	Percent of class:	6.4%

Calculation of percentage of beneficial ownership is based on 28,620,308 shares of common stock outstanding as of October 25, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q filed on October 30, 2018.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	113,758

(ii)	Shared power to vote or to direct the vote:	1,549,243

(iii)	Sole power to dispose or to direct the disposition of:	113,758

(iv)	Shared power to dispose or to direct the disposition of:	1,724,531

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Items 6 – 9.	Not Applicable.

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Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 230.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2019

NEIL GAGNON

/s/ Neil Gagnon